Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

July 7, 2015	NR 15-3

Alianza Commences Nevada Projects Reconnaissance

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”), announces that geological personnel have commenced work on the Company’s suite of Nevada properties. This first phase exploration program will include soil and rock sampling, prospecting and mapping on eight projects acquired from Sandstorm Gold Ltd. in January, 2015. This program will assist the Company in prioritizing the properties for further advancement.

These properties which were previously owned and operated by Fronteer Gold and had lain dormant within Sandstorm, comprise epithermal and Carlin-style targets. Projects to assess include East Walker, Fri Gold, Bellview, Horsethief and Hot Pot.

“The acquisition of these ex-Fronteer properties from Sandstorm was a unique opportunity to get quality projects with bonafide exploration targets that were not tested during the last exploration cycle,” stated Marc Blythe, COO of Alianza Minerals. “Results from this program will provide the basis for Alianza to move forward in Nevada.”

Property Summaries

East Walker – High-Sulphidation Epithermal Gold in Lyon County

The East Walker property is located in Lyon County, west of Hawthorne. Outcrop mapping identified pyrite-rich breccias and vuggy silica intermittently over an area of 600 meters by 200 meters. Previous workers channel sampled 24.4 metres averaging 3.39 g/t gold, which has yet to be followed up. Montmorillonite, a hydrothermal clay alteration mineral, has historically been mined from locations near the property.

Bellview – Carlin Style Gold in White Pine County

The Bellview property located in White Pine County, near Barrick’s Bald Mountain Gold Mine on the Carlin – Alligator Ridge Trend. Bellview features a geological setting prospective for Carlin style gold mineralization. Drilling by Teck Resources Inc. and others in the 1980’s identified a small non-43-101 compliant gold resource and later work by Fronteer identified additional undrilled targets, primarily defined by gold-in-soil geochemical anomalies and gold-bearing silicified jasperoid breccias. One sample collected from this target reportedly returned an assay of 1.22 g/t gold. Geologically, one of these targets is the contact between the Hamburg and Dunderburg Formations.

Hot Pot – Carlin Style Gold in Lander County

The Hot Pot property is located in Lander County, east of Winnemucca. The property is located near the confluence of the Battle Mountain and Getchell Trends. The exploration target for this property is Carlin style gold mineralization. Geology on the property consists of surface colluvium underlain by rocks of the Havallah Sequence (upper plate) which overlie Ordovician Valmy Formation. Despite its prospective location near Lone Tree (Newmont), Marigold (Silver Standard), Turquoise Ridge (Barrick/Newmont) and Twin Creeks (Newmont) gold mines, the property has only received limited exploration.

Horsethief – Carlin Style Gold in Lincoln County

The Horsethief property is located in Lincoln County, northeast of Pioche. The exploration target on this property is Carlin-style gold mineralization. Work by prior operators included sampling hematite-rich jasperoid breccia outcrops that reportedly returned gold assays ranging from below detection to 21.94 g/t gold. Barite and fluorite are noted in the geological reports and a prior operator completed 4,200 meters of rotary drilling in 1984. Numerous shallow sub-gram gold intervals are reported over tens of meters from the drill program. Controls on mineralization appear to be poorly understood at this time.

Fri Gold – Gold Bearing Porphyry/Epithermal System in Nye County

The Fri Gold property is located in Nye County, northwest of Tonapah. Historical exploration has been focused on both low-sulphidation epithermal veins and a copper-moly porphyry target. Recent reinterpretation of this data has identified a possible shear-hosted gold target.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 13.8 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ). Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101.Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 687-3520

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.